Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                                June 26, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 8792
              Balanced Income Equity and ETF Portfolio, Series 44
                                 (the "Trust")
                      CIK No. 1810348 File No. 333-238841
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your additional comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio Selection Process
---------------------------

      1.  PLEASE  INCLUDE  DISCLOSURE  STATING THAT THE SPONSOR DOES NOT USE ANY
CRITERIA AS TO DURATION OR MATURITY IN SELECTING THE ETFS FOR THE TRUST'S PORTFOLIO OR THAT THE TRUST CAN INVEST IN ANY DURATION OR MATURITY.

      Response: In accordance with the Staff's comment, the following disclosure will be added to the "Portfolio Selection Process" section:

      "The Sponsor did not require specific duration or maturity policies when selecting the underlying Funds for the portfolio."


      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           ___________________________
                                           Daniel J. Fallon